Exhibit 99.3

WALL BOX CHARGERS, S.L.

Interim condensed consolidated statements of financial position as at 30 June 2021 and at 31 December 2020

(In Euros)

	Notes	30 June 2021 (*)	31 December 2020
Assets

Non-Current Assets
Property, plant and equipment	8	11,270,247	5,422,319
Right-of-use assets	9	13,795,297	3,844,761
Intangible assets	10	29,017,247	22,958,386
Goodwill	10 and 11	6,316,850	6,276,040
Investment in joint venture	12	—	—
Non-current financial assets	13	1,728,737	864,772
Tax credit receivables	23	1,642,615	923,441

Total Non-Current Assets		63,770,993	40,289,719

Current Assets
Inventories	14	13,504,562	7,244,621
Trade and other financial receivables	13	13,080,222	8,984,126
Other receivables	23	10,719,122	2,123,016
Other current financial assets	13	4,691,594	358,324
Other current assets / deferred charges	13	1,853,000	—
Advance payments		1,360,928	465,360
Cash and cash equivalents	13 and 15	26,558,080	22,338,021

Total Current Assets		71,767,508	41,513,468

Total Assets		135,538,501	81,803,187

Equity and Liabilities

Equity
Share capital		196,059	196,059
Share premium		28,725,511	28,725,511
Accumulated deficit		(58,523,910)	(20,118,232)
Other equity components		4,077,127	3,353,614
Foreign currency translation reserve		213,821	76,169

Total Equity attributable to owners of the Company	16	(25,311,392)	12,233,121

Liabilities
Non-Current Liabilities
Loans and borrowings	13	10,191,337	9,744,462
Convertible bonds	13	51,820,391	26,145,982
Lease liabilities	9 and 13	13,202,328	3,433,236
Put option liabilities	6 and 13	3,726,647	6,338,520
Provisions		414,006	230,886

Total Non-Current Liabilities		79,354,709	45,893,086

Current Liabilities
Loans and borrowings	13	16,068,231	12,627,970
Convertible bonds	13	34,415,600	—
Lease liabilities	9 and 13	1,164,030	684,105
Put option liabilities	6 and 13	2,696,560	—
Trade and other financial payables	13	22,483,534	8,899,437
Other payables	23	2,829,082	1,282,084
Goverment grants	17	1,648,356	—
Contract liabilities		189,791	183,384

Total Current Liabilities		81,495,184	23,676,980

Total Liabilities		160,849,893	69,570,066

Total Equity and Liabilities		135,538,501	81,803,187

(*)	Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALL BOX CHARGERS, S.L.

Interim condensed consolidated statements of profit or loss and other comprehensive income for the six months ended 30 June 2021 and 2020

(In Euros)

	Notes	30 June 2021 (*)	30 June 2020 (*)
Revenue	18	27,317,916	5,959,315
Changes in inventories and raw materials and consumables used	19	(14,514,593)	(2,432,409)
Employee benefits	20	(11,836,642)	(4,239,050)
Other operating expenses	19	(11,677,408)	(3,087,010)
Amortization and depreciation	8,9,10	(3,282,059)	(1,019,035)
Other income		680,489	29,498

Operating Loss		(13,312,297)	(4,788,691)
Finance income	21	2,674	—
Finance costs	21	(26,069,934)	(296,422)
Foreign exchange gains/(losses)	21	258,109	(6,913)

Net Finance Costs		(25,809,151)	(303,335)
Share of loss of equity-accounted investees	12	—	(197,807)

Loss before Tax		(39,121,448)	(5,289,833)
Income/(Expense) tax credit	23	715,770	(9,923)

Loss for the Period	22	(38,405,678)	(5,299,756)

Earnings per share
Basic and diluted losses per share (euros per share)	22	(97.94)	(15.01)

Loss for the Period		(38,405,678)	(5,299,756)
Comprehensive income/(loss)
Comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods
Foreign currency translation differences, net of tax		137,652	229,671
Changes in the fair value of debt instruments at fair value through other comprehensive income, net of tax		(196)	(17,301)

Net comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods		137,456	212,370

Other comprehensive income/(loss) for the Period		137,456	212,370

Total comprehensive loss for the Period		(38,268,222)	(5,087,386)

(*)	Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALL BOX CHARGERS, S.L.

Interim condensed consolidated statements of changes in equity for the six months ended 30 June 2021 and 2020

(In Euros)

		Attributable to owners of the Company
	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Foreign currency translation reserve	Total equity
Balance at 1 January 2021		196,059	28,725,511	(20,118,232)	3,353,614	76,169	12,233,121

Total comprehensive income/(loss) for the Period
Loss for the Period		—	—	(38,405,678)	—	—	(38,405,678)
Comprehensive income/(loss) for the Period		—	—	—	(196)	137,652	137,456

Total comprehensive income for the Period		—	—	(38,405,678)	(196)	137,652	(38,268,222)
Transactions with owners of the Company Share based payments	20	—	—	—	723,709	—	723,709

Total contributions and distributions		—	—	—	723,709	—	723,709

Total transactions with owners of the Company		—	—	(38,405,678)	723,513	137,652	(37,544,513)

Balance at 30 June 2021 (*)		196,059	28,725,511	(58,523,910)	4,077,127	213,821	(25,311,392)

(*)	Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALL BOX CHARGERS, S.L.

Interim condensed consolidated statements of changes in equity for the six months ended 30 June 2021 and 2020 (continued)

(In Euros)

		Attributable to owners of the Company
	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Foreign currency translation reserve	Total equity
Balance at 1 January 2020		168,650	17,375,992	(8,716,248)	571,973	(16,525)	9,383,842

Total comprehensive income/(loss) for the Period
Loss for the Period		—	—	(5,299,756)	—	—	(5,299,756)
Comprehensive income/(loss) for the Period		—	—	—	(17,301)	229,671	212,370

Total comprehensive income for the Period		—	—	(5,299,756)	(17,301)	229,671	(5,087,386)
Transactions with owners of the Company
Contributions of equity	16	27,409	11,349,519	—	—	—	11,376,928
Share based payments	20	—	—	—	928,389	—	928,389

Total contributions and distributions		27,409	11,349,519	—	928,389	—	12,305,317

Total transactions with owners of the Company		27,409	11,349,519	(5,299,756)	911,088	229,671	7,217,931

Balance at 30 June 2020 (*)		196,059	28,725,511	(14,016,004)	1,483,061	213,146	16,601,773

(*)	Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALL BOX CHARGERS, S.L.

Interim condensed consolidated statements of cash flows for the six months ended 30 June 2021 and 2020

(In Euros)

	Notes	30 June 2021 (*)	30 June 2020 (*)
Cash flows from Operating Activities
Loss for the Period		(38,405,678)	(5,299,756)
Adjustments for:
Income tax (income) / expense	23	(715,770)	9,923
Amortisation and depreciation	8,9,10	3,282,059	1,019,035
Others impairments and losses	13 and 19	324	40,723
Share of loss of equity accounted associates	12	—	197,807
Finance income	21	(2,674)	—
Finance expense	21	26,069,934	296,422
Change in provisions		183,120	—
Share based payments expense	20	1,036,081	932,445
Income from Government grants	17	(325,372)	—
Result from disposals of property, plant and equipment		(10,716)	—
Exchange differences	21	(258,109)	6,913
Changes in
- inventories		(6,259,941)	(2,017,847)
- trade and other financial receivables		(10,585,159)	(314,660)
- other assets		(2,811,006)	(30,440)
- trade and other financial payables		11,929,177	(363,655)
- contract liabilities		6,407	153,984

Net cash used in operating activities		(16,867,323)	(5,369,106)

Cash flows from Investing Activities
Acquisition of property, plant and equipment	8	(3,197,616)	(1,668,165)
Acquisition of intangible assets	10	(8,168,360)	(4,310,204)
Proceeds from disposal of PPE and intangible assets	8 and 10	144,019	—
Acquisition of financial assets	13	(4,007,461)	—
Loans granted to Joint Venture	13	(503,127)	(198,536)
Other non-current financial assets	13	(360,838)	(6,007)
Other current financial assets	13	(325,809)	(186,034)
Interest received	21	2,674	—
Acquisition of subsidiaries, net of cash acquired		—	(37,565)

Net cash used in investing activities		(16,416,518)	(6,406,511)

Cash flows from Financing Activities
Proceeds from issuing equity instruments	16	—	11,012,695
Gross proceeds from loans and borrowings	13	23,965,099	15,082,801
Proceeds from convertible bonds	13	34,550,000	—
Proceeds from government loans		124,470	—
Principal paid on lease liabilities	9	(376,273)	(161,380)
Interest paid on lease liabilities	9	(155,979)	(51,420)
Settlement of share-based payment plan	20	(312,372)	—
Gross repayments of loans and borrowings	13	(20,071,843)	(11,260,596)
Interest paid	21	(295,379)	(232,293)

Net cash from financing activities		37,427,723	14,389,807

Net increase in cash and cash equivalents		4,143,882	2,614,190
Cash and cash equivalents at beginning of period		22,338,021	6,447,332
Exchange gains		76,177	9,479

Cash and cash equivalents at 30 June		26,558,080	9,071,001

(*)	Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALL BOX CHARGERS, S.L.

Notes to the interim condensed consolidated financial statements

1.	Reporting Entity

Wall Box Chargers, S.L (the Company or Wallbox) is domiciled at Paseo de la Castellana, 95, Planta 28, 28046, Madrid, Spain. These interim condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in development, manufacture and retail innovative solutions for charging electric vehicles.

Wall Box Chargers, S.L. is the Parent of the Group. The Group also has investments in a joint venture (see Note 27).

2.	Basis of Preparation

These interim condensed consolidated financial statements of Wall Box Chargers, S.L. and Subsidiaries for the period ended 30 June 2021 which have been based on the accounting records kept by the Parent Company and by the other companies that make up the Group, were prepared by the Finance Department of the Company.

These interim condensed consolidated financial statements were prepared by the Directors of Wallbox in accordance with IAS 34 “Interim financial reporting”, and of all the obligatory accounting principles and rules and measurement bases. Accordingly, they are a fair presentation of the equity and consolidated financial position of the Group at 30 June 2021, as well as the results of its operations, the consolidated changes in equity and the consolidated cash flows during the interim period ended on that date.

As it has been indicated, this interim consolidated financial information has been prepared in accordance with IAS 34 “Interim financial reporting”, meaning that these interim condensed consolidated financial statements do not include all the information and disclosures that would be required for the complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards, and must be read together with the consolidated financial statements from the financial year ended on 31 December 2020, drawn up in accordance with the existing International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), which were published on 14 July 2021.

Basis of preparation: Going concern:

The accompanying interim condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that it will continue in operation for at least a period of one year after the date these interim condensed consolidated financial statements are issued and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has been investing significantly in the development of the Electrical Vehicle charging products. During the first six months of the year, the Group incurred a consolidated net loss of Euros 38.4 million and negative cash flows from operations of Euros 16.9 million. As of 30 June 2021, the Group had an accumulated deficit of Euros 58.5 million, and cash and cash equivalents of Euros 26.6 million.

In addition, since March 2020, the COVID-19 pandemic has significantly impacted our business and we have had to temporarily close some manufacturing facilities and premises, at different times due to the ongoing effects of the pandemic, which has and will continue to have an impact on our business. At the date of issuance of these interim condensed consolidated financial statements, our manufacturing facilities and premises are open, but working with some restrictions on operating capacity.

In assessing the going concern basis of preparation of these interim condensed consolidated financial statements, we have taken into consideration the detailed cash flow forecasts for the Company after 30 June

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

2021, the Company’s forecast compliance with bank covenants, and the funding to the Company as a result of the closing of the transaction with the SPAC and the PIPE investment and related listing.

Based on the above, these interim condensed consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, we continue to adopt the going concern basis in preparing these consolidated financial statements.

Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost basis, except for the financial assets relating to hedge funds (FVOCI), the financial assets hold to collect (FVPL) and the put option liabilities associated to the business acquisitions.

Basis of consolidation

The consolidation basis applied in the interim condensed consolidated financial statements is consistent with the consolidated financial statements for the two years ended on 31 December 2020, which are detailed in Note 2 “Basis of consolidation” thereto.

These interim condensed consolidated financial statements are presented in euros, which is also the Company’s functional currency. All amounts have been rounded to the nearest unit of Euros, unless otherwise indicated.

Changes in the scope of consolidation

In June 2021, Wallbox Italy S.r.l. has been incorporated in order to continue expanding the business in new countries with significant government incentives. Previously, Wallbox Finland (Wallbox Oy) had been incorporated in March 2021, in order to continue the expansion in the Scandinavian business.

These changes in the scope of consolidation are registered in Note 27.

3.	Use of Judgements and Estimates

The preparation of these interim condensed consolidated financial statements requires, as established by IAS 34, the Directors of the Group to make certain estimates and judgements that do not differ significantly from those taken into account in the preparation of the consolidated financial statements as at end for the financial year ended on 31 December 2020 set out in Note 3.

During the six-month period ended on 30 June 2021, no significant changes have occurred in the assumptions linked to the judgements and estimates disclosed in the 2020 consolidated financial statements.

During the first six months of the year no impairment indicators were identified that would lead to a decrease in value of non-current assets (including goodwill) as compared to what was reported in the 2020 consolidated financial statements.

Critical judgment and estimates:

A summary of the critical aspects that have also involved a greater degree of judgement or complexity, or those in which the assumptions and estimates have an influence on the preparation of these financial statements, is given below.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Key assumptions concerning the future and other relevant data on the estimation of uncertainty at the reporting date, which entail a considerable risk of significant changes in the value of the assets and liabilities in the coming year, are as follows:

•	Measurement of the convertible bonds

At 31 December 2020, compound financial instruments issued by Wallbox comprise the convertible bonds issued during 2020 for an amount of Euros 25,880,000 with a nominal interest rate of 8%. In addition, on 27 January 2021, convertible bonds have been issued for an amount of Euros 7,000,000 with the same conditions of the loan issued in 2020. Also on 12 April 2021 Wallbox has issued a new compound financial instrument which comprise the convertible bonds issued during 2021 for an amount of Euros 27,550,000 with a nominal interest rate of 5%.

These convertible bonds are denominated in euro and can be converted to ordinary shares at the option of the holder.

Regarding the two first convertible loans, their liability component are initially recognized at the fair value of a similar liability that does not have an equity conversion option. The determination of this fair value is based on an estimated incremental rate which reflects the risk of the country where the company is located, the currency of payments, the specific risk of the sector and the company’s particular situation. In order to determine the discount factor estimates need to be made in respect of the risk-free rate, the country risk premium and the credit spread.

The equity component is initially recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. The equity component at issue date was estimated to be nil as the fair value of the liability component was calculated to be close to the fair value of the compound financial instrument as a whole.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component is not remeasured in the following periods. (See Note 13).

Regarding the third convertible loan, based on the analysis performed, Wallbox has concluded that it’s a hybrid instrument that contains a non-derivative financial instrument which comprises an obligation for the issuer to settle in cash or by a way of delivering a variable amount of its own equity instruments and embedded derivatives with different probabilities of contingent events occurring. So, Wallbox has elected to measure the hybrid contract at fair value through profit or lose since its inception. The fair value at issue date equals the nominal value. Afterwards the convertible bond is valued at fair value through profit or loss. The fair value implies judgement in relation to the whether the bond will convert or be paid in cash, the conversion price and the number of shares to be issued in exchange for the bonds. As at 30 June 2021 the estimation was made that a conversion would take place. The share price was estimated based on the company value included in the Business Combination Agreement with Kensington Capital Acquisition II which was signed on 6 June 2021.

Additionally, there have been no changes in the judgement and estimates related to business combinations, the capitalization of development cost, the measurement of share-based payment or the recognition of the income tax.

4.	New IFRS and IFRIC not yet effective

The accounting policies adopted when preparing these interim condensed consolidated financial statements are consistent with those applied when preparing the Group’s consolidated annual financial statements as at and for the financial year ended on 31 December 2020, with the exception of the adoption of any new

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements standards and interpretations effective from 1 January 2021 and which, have been considered by the Group when preparing these interim condensed consolidated financial statements.

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to 31 December 2021 that the Group has decided not to adopt early. The Group does not believe these standards and interpretations will have a material impact on the financial statements once adopted.

The standards and interpretations effective during this period and those issued but not yet in force are detailed below:

a)	Standards and interpretations effective during the present period

Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	1 Jan 2021

b)	Standards and interpretations effective as of 1 January 2022

Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37)	1 Jan 2022
Annual Improvements to IFRS Standards 2018-2020	1 Jan 2022
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)	1 Jan 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	1 Jan 2022

c)	Standards and interpretations effective as of 1 January 2023

IFRS 17 Insurance Contracts	1 Jan 2023
Definition of Accounting Estimates (Amendments to IAS 8)	1 Jan 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	1 Jan 2023

d)	Standards and interpretations effective as of 1 January 2024

Classification of liabilities as current or non-current (Amendments to IAS 1)	1 Jan 2024
Disclosure of Accounting Policies (Amendments to IAS 1)	1 Jan 2024

5.	Significant Accounting Policies

The accounting policies and valuation standards used when preparing these interim condensed consolidated financial statements are consistent with those used when preparing the consolidated financial statements as at and for the financial year ended on 31 December 2020, and which are detailed therein, except for the new standards applied from 1 January 2021 which are set out in Note 4 and the grant received by the Company during the first six months of 2021.

Moreover, during the six-month period ended on 30 June 2021, the Group has continued managing its activities by taking into account the financial risk and capital management policy set out in Note 25 of the consolidated financial statements for the 2020 financial year.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

In accordance with the beforementioned, the Group has decided to apply the following policy for the grants received:

A.	Grants

Government grants are recognised where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

B.	Convertible bonds

For the convertible loans issued in March 2020 and January 2021 their liability component are initially recognized at the fair value of a similar liability that does not have an equity conversion option. The determination of this fair value is based on an estimated incremental rate which reflects the risk of the country where the company is located, the currency of payments, the specific risk of the sector and the company’s particular situation. In order to determine the discount factor estimates need to be made in respect of the risk-free rate, the country risk premium and the credit spread.

The equity component is initially recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. The equity component at issue date was estimated to be nil as the fair value of the liability component was calculated to be close to the fair value of the compound financial instrument as a whole.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component is not remeasured in the following periods. (See Note 13).

Regarding the convertible loan issued in April 2021, based on the analysis performed, Wallbox has concluded that it’s a hybrid instrument that contains a non-derivative financial instrument which comprises an obligation for the issuer to settle in cash or by a way of delivering a variable amount of its own equity instruments and embedded derivatives with different probabilities of contingent events occurring. Wallbox has elected to measure the hybrid contract at fair value through profit or loss.

6.	Business Combinations

On 3 September 2020 the Group assumed control of Electromaps, S.L., incorporated in Spain, a software company that develops a leading platform for the management of public infrastructure for electric vehicles, through a capital increase of Euros 500,000, representing 51% of share-capital and granted call and put options for 49% of share -capital held by the non-controlling interests. As per the policy choice referred to in the Significant Accounting Policies (refer to accounting policies included in the consolidated Financial Statements as at end for the year ended on 31 December 2020), the Group recognized the acquisition of 100% of the interests in the subsidiary and did not recognize non-controlling interests. Fair value of the put option granted to sellers amounted to Euros 3,645,117 at the acquisition date. The value of the call was nil at acquisition date and has remained nil subsequently.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Wallbox decided to acquire Electromaps as it provides the Group with a leading platform complementary to its business and with significant synergies for revenue and costs.

In regard to the business combination beforementioned, as at the date of these interim condensed consolidated financial statements, Purchase Price Allocation assessment is still provisional and no adjustment has been made during the first six months of 2021.

The purchase price allocation related to the business combination of Intelligent Solutions in February 2020 has been finalized with no changes compared to the amount shown in the consolidated financial statements as at 31 December 2020 and for the year then ended.

7.	Operating Segments

Basis for segmentation

The Group’s business segment information included in this note is presented in accordance with the disclosure requirements set forth in IFRS 8, Operating Segments. Segment reporting is a basic tool used for monitoring and managing the Group’s different activities. Segment reporting is prepared based on the lowest level units, that are aggregated in line with the structure established by Group management to set up higher level units and, finally, the actual business segments.

The Group has consistently aligned the information from this item with the information used internally for the Top Management reports (Group Top Management consists of all Chief Officers acting as decision makers). The Group’s operating segments reflect its organizational and management structures. Group management reviews the Group’s internal reports, using these segments to assess its performance and allocate resources.

The segments are differentiated by geographical areas from which revenue is or will be generated. The financial information for each segment is prepared by aggregating figures from the different geographical areas and business units existing in the Group. This information links both the accounting data from the units included in each segment and that provided by the management reporting systems. In all these cases, the same general principles are applied as those used in the Group.

For management purposes, the Group is organized into business units based on geographical areas and therefore has four reportable business segments. During the first six months of 2021 there have been no changes in the operating segments with regard to the information showed in the 2020 consolidated financial statements. The operating business segments as of 30 June 2021 are as follows:

•	EMEA: Europe-Middle East Asia

•	NORAM: North America

•	APAC: Asia-Pacific

•	LATAM (currently under development)

Information on reportable segments

Information related to each reportable segment is set out below. Segment operating profit (loss) is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the first six months ended 30 June 2021

	30 June 2021
(In Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated

Revenue	27,719,109	1,505,897	88,900	29,313,906	(1,995,990)	27,317,916
Changes in inventories and raw materials and consumables used	(15,243,818)	(1,257,984)	(8,781)	(16,510,583)	1,995,990	(14,514,593)
Employee benefits	(10,863,697)	(881,263)	(91,682)	(11,836,642)	—	(11,836,642)
Other operating expenses	(11,113,882)	(535,819)	(27,707)	(11,677,408)	—	(11,677,408)
Amortization and depreciation	(3,200,819)	(80,796)	(444)	(3,282,059)	—	(3,282,059)
Other income	444,201	236,026	262	680,489	—	680,489

Operating Loss	(12,258,906)	(1,013,939)	(39,452)	(13,312,297)	—	(13,312,297)
Total Assets	132,787,102	2,780,415	51,524	135,619,041	(80,540)	135,538,501

Total Liabilities	159,812,130	4,215,461	15,537	164,043,128	(3,193,235)	160,849,893

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the first six months ended 30 June 2020

	30 June 2020
(In Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated

Revenue	5,950,122	—	9,193	5,959,315	—	5,959,315
Changes in inventories and raw materials and consumables used	(2,432,409)	—	—	(2,432,409)	—	(2,432,409)
Employee benefits	(3,987,040)	(244,769)	(7,241)	(4,239,050)	—	(4,239,050)
Other operating expenses	(2,847,478)	(222,622)	(16,910)	(3,087,010)	—	(3,087,010)
Amortization and depreciation	(959,843)	(59,135)	(57)	(1,019,035)	—	(1,019,035)
Other income	29,316	—	182	29,498	—	29,498

Operating Loss	(4,247,332)	(526,526)	(14,833)	(4,788,691)	—	(4,788,691)

There have been no significant transactions between segments during the periods ended 30 June 2021 and 2020 except for Inter-segment revenues which are eliminated in the column ‘Consolidated adjustments and eliminations’.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Certain financial assets and liabilities are not allocated to those segments as they are also managed on a Group basis. These are mentioned in the adjustments and eliminations column.

External revenue by location of customers

(In Euros)	30 June 2021
Country	Revenue
Germany	4,328,571
Italy	3,101,828
United Kingdom	2,794,942
Norway	2,547,880
Spain	2,370,535
France	2,018,922
Netherlands	1,627,869
Sweden	1,598,307
USA	1,509,341
Belgium	940,619
Ireland	746,809
Israel	388,388
Portugal	375,240
Switzerland	365,635
Denmark	292,238
Australia	276,495
Poland	220,195
Other countries	1,814,102

Total	27,317,916

(In Euros)	30 June 2020
Country	Revenue
Spain	2,870,709
Norway	1,074,504
United Kingdom	1,028,035
Netherlands	199,148
Portugal	141,401
Ireland	122,506
Germany	119,886
France	97,812
Other Countries	305,314

Total	5,959,315

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

8.	Property, Plant and Equipment

A.	Reconciliation of carrying amount

(In Euros)	Buildings	Fixtures and fittings	Plant and equipment	Assets under construction	Total
Balance at 1 January 2021	2,036,444	1,111,135	1,288,486	986,254	5,422,319

Additions	1,021,183	933,437	1,428,046	2,874,622	6,257,288
Disposal	(74,831)	—	—	—	(74,831)
Transfers	803,713	(213,278)	426,553	(1,016,988)	—
Depreciation for the period	(123,488)	(106,631)	(124,130)	—	(354,249)
Translation differences	—	8,766	10,954	—	19,720

Balance at 30 June 2021	3,663,021	1,606,895	3,156,443	2,843,888	11,270,247

Cost
At 1 January 2021	2,177,673	1,241,437	1,551,289	986,254	5,956,653

At 30 June 2021	3,927,738	1,843,828	3,543,376	2,843,888	12,158,830

Accumulated amortization
At 1 January 2021	(141,229)	(130,302)	(262,803)	—	(534,334)

At 30 June 2021	(264,717)	(236,933)	(386,933)	—	(888,583)

Additions of property, plant and equipment for the first six months of 2021 in the amount of Euros 6,257,288 mainly relates to the purchase of machinery for the new plant in Zona Franca (Euros 1,845,007 corresponding to improvements at the headquarters located in Barcelona for the first six months of 2020).

There are no items in use that are fully depreciated for the first six months ended at 30 June 2021 and 2020.

Other information

There are no tangible assets pledged or used as guarantee for loans and borrowings.

As of 30 June 2021, there were no interest costs capitalized (as of 31 December 2020 Euros 71,834 of interest costs were capitalized with assets under construction).

As of 30 June 2021, there are contractual obligations to purchase, construct or develop Property, plant and equipment Assets, for amount of Euros 4,288,651. (Euros 66,722 as of 31 December 2020).

The Group has no restrictions on the realizability of its Property, plant and equipment and no pledge exists on it, at 30 June 2021 and 31 December 2020.

9.	Rights of Use Assets and Lease Liabilities

The considerations regarding the lease terms and the recognition exception are consistent with those disclosed in the consolidated financial statements as at and for the year ended 2020.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

a) Set out below are the carrying amounts of right-of-use assets recognized and the movements during the periods:

(In Euros)	Buildings	Vehicles	Other assets	Total
Balance at 1 January 2021	2,977,139	429,102	438,520	3,844,761

Additions	9,570,735	849,158	201,063	10,620,956
Depreciation for the period	(432,548)	(142,477)	(99,945)	(674,970)
Translation differences	4,550	—	—	4,550

Balance at 30 June 2021	12,119,876	1,135,783	539,638	13,795,297

Main additions in the first six months of 2021 corresponds to the agreement with “Consorcio de la Zona Franca de Barcelona”, with a lease term of 20 years and the leased offices in France and the United States.

b) Set out below are the carrying amounts of lease liabilities and the movements during the periods:

(In Euros)	Buildings	Vehicles	Other assets	Total
Balance at 1 January 2021	3,278,793	432,662	405,886	4,117,341

Additions to liabilities	9,570,735	849,158	201,063	10,620,956
Interest on lease liabilities	138,034	11,098	6,847	155,979
Lease payments	(223,661)	(161,898)	(146,693)	(532,252)
Translation differences	4,334	—	—	4,334

Balance at 30 June 2021	12,768,235	1,131,020	467,103	14,366,358

The analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In Euros)	30 June 2021	31 December 2020
6 months or less	820,817	410,267
6 months to 1 year	1,014,099	420,355
From 1 to 2 years	1,477,363	710,533
From 2 to 5 years	3,176,819	1,803,965
More than 5 years	12,023,380	1,312,500

	18,512,478	4,657,620

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In Euros)	30 June 2021	30 June 2020
Interest on lease liabilities (see note 21)	155,979	51,420
Expenses relating to short-term and low value leases (see note 19)	263,967	88,156

10.	Intangible Assets and Goodwill

a) Intangible assets

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Details and movement of items composing intangible assets are as follows:

(In Euros)	Software	Patents	Internally developed intangibles	Total
Balance at 1 January 2021	3,403,578	519,349	19,035,459	22,958,386

Additions	652,316	181,737	7,535,587	8,369,640
Disposal	(5,463)	—	(53,009)	(58,472)
Amortization for the period	(340,388)	(31,523)	(1,880,929)	(2,252,840)
Translation differences	533	—	—	533

Balance at 30 June 2021	3,710,576	669,563	24,637,108	29,017,247

Cost
At 1 January 2021	3,770,452	580,286	20,414,702	24,765,440

At 30 June 2021	4,417,838	762,023	27,897,280	33,077,141

Accumulated amortization
At 1 January 2021	(366,874)	(60,937)	(1,379,243)	(1,807,054)

At 30 June 2021	(707,262)	(92,460)	(3,260,172)	(4,059,894)

During the first six months of 2021, the Group made investments in several development projects, including both capitalized payroll expenses and acquired development amounting to Euros 7,535,587 (Euros 11,335,080 at 31 December 2020).

From the total additions of Internally developed intangibles, Euros 5,841,965 (Euros 10,670,450 at December 2020) corresponds to the capitalization carried out by the Group in relation to the product development process, especially in the DC product under the names of Quasar and Supernova, AC product under the names of Pulsar, Cooper and Commander and MyWallbox software.

On the other hand, additions of patents, licenses and similar, and computer software have totaled Euros 834,053 (Euros 2,926,066 at 31 December 2020) mainly due to the implementation of new applications of software. This item also includes the registration of brands, logos, and design patents for different chargers.

The Group has no fully amortized intangible assets in use at 30 June 2021 and 31 December 2020.

No commitments for the acquisition of intangible assets existed at 30 June 2021 and 31 December 2020.

b) Goodwill

In 2021, the change in the Goodwill carrying amount corresponds to exchange difference from Nordics business combination.

11.	Impairment testing of goodwill

The Group evaluates at the end of every financial year if there is any indication of impairment in value of any asset. If any indications were to exist, the Group will estimate the recoverable amount of the asset, which is taken to be the greater of the fair value of the asset less costs to sell and its value in use.

During the six month period ended 30 June 2021 the business is evolving as expected and no impairment indicators exist that could lead to the existence of impairment in relation to the goodwill or intangible assets of the Group.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

12.	Equity-Accounted Investees

Joint venture

Wallbox-Fawsn New Energy Vehicle Charging Technology (Suzhou) Co., Ltd. (hereinafter “Wallbox Fawsn”) is a joint venture incorporated on 15 June 2019 over which the Group has joint control and a 50% interest.

Wallbox Fawsn is structured as a separate vehicle and the Group has a residual interest in its net assets. Consequently, the Group has classified its investment in Wallbox Fawsn as a joint venture, pursuant to the agreement for the incorporation of Wallbox Fawsn.

The Group’s share of the joint venture loss for the first six months of 2021 was 346,804 Euros. As the investment in the Joint Venture is fully depreciated since 2020, the Group stopped recognizing its share of losses. Unrecognized share of losses of the joint venture, is Euros 515,534 (Euros 168,730 as of 31 December 2020).

In addition, during the first six months of 2021, Group has signed a new loan with Wallbox-Fawsn which amount to be received from the joint venture is 503,127 euros (note 13).

13.	Financial Assets and Financial Liabilities

The following table shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy.

Financial assets

A breakdown of financial assets at 30 June 2021 and 31 December 2020 is as follows:

A.	Current and non-current financial assets

	30 June 2021		31 December 2020
(In Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	10,825,999	—	7,872,189
Other receivables	—	1,720,855	—	516,834
Loans to employees	—	57,803	—	119,538
Receivables from Joint Venture	—	475,565	—	475,565

Trade and other financial receivables	—	13,080,222	—	8,984,126
Loans granted to Joint Venture	977,301	—	474,174	—
Guarantee deposit	751,436	—	390,598	—

Non-current financial assets	1,728,737	—	864,772	—
Guarantee deposit	—	234,803	—	118,945
Financial investments	—	4,456,791	—	239,379

Other current financial assets	—	4,691,594	—	358,324
Cash and cash equivalents	—	26,558,080	—	22,338,021

Total	1,728,737	44,329,896	864,772	31,680,471

At 30 June 2021, the Group has financial investments regarding investment funds in banks. The Group has considered their classification as current assets because expects to collect this amount in the following 12 months.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

B.	Expected credit loss assessment for corporate customers at 30 June 2021 and 31 December 2020.

	30 June 2021
(In Euros)	Weighted-average loss rate	Gross carrying amount	Loss allowance
Key account	0.25%	8,334,680	22,756
Mid Market	1.75%	763,872	18,671
Other	4.14%	1,727,447	64,261

		10,825,999	105,688

	31 December 2020
(In Euros)	Weighted-average loss rate	Gross carrying amount	Loss allowance
Key account	0.25%	1,772,617	4,371
Mid Market	1.75%	3,201,190	56,133
Other	3.95%	2,898,382	114,087

		7,872,189	174,591

The Group has also contracted credit insurance policies to cover this risk for certain customers. Operating expenses accrued for the use of these policies amounted to Euros 90,642 in June 2021 and Euros 0 at 31 June 2020 (see Note 19 in line “Insurance premium”).

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

C.	Financial assets by class and category

	30 June 2021
(In Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	10,825,999	—	—	10,825,999
Other receivables	1,720,855	—	—	1,720,855
Loans to employees	57,803	—	—	57,803
Receivables from Joint Venture	475,565	—	—	475,565

Trade and other financial receivables	13,080,222	—	—	13,080,222
Loans granted to Joint Venture	977,301	—	—	977,301
Guarantee deposit	751,436	—	—	751,436

Non-current financial assets	1,728,737	—	—	1,728,737
Guarantee deposit	234,803	—	—	234,803
Financial investments	246,840	4,000,000	209,951	4,456,791

Other current financial assets	481,643	4,000,000	209,951	4,691,594
Cash and cash equivalents	26,558,080		—	26,558,080

	41,848,682	4,000,000	209,951	46,058,633

	31 December 2020
(In Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in OCI	Total

Customer sales and services	7,872,189	—	7,872,189
Other receivables	516,834	—	516,834
Loans to employees	119,538	—	119,538
Receivables from Joint Venture	475,565	—	475,565

Trade and other financial receivables	8,984,126	—	8,984,126

Loans granted to Joint Venture	474,174	—	474,174
Guarantee deposit	390,598	—	390,598

Non-current financial assets	864,772	—	864,772

Guarantee deposit	118,945	—	118,945
Financial investments	—	239,379	239,379

Other current financial assets	118,945	239,379	358,324

Cash and cash equivalents	22,338,021	—	22,338,021

	32,305,864	239,379	32,545,243

During the year 2020, sales were made to the joint venture for an amount of Euros 475,565, which was outstanding at 31 December 2020 and 30 June 2021 and being reported as Trade and other financial receivables. Likewise, as of 30 June 2021, the joint venture was given loans of Euros 977,301 that have been recognized as Non-current financial assets (Euros 474,174 for the year 2020).

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Financial assets measured at fair value with changes through OCI correspond to investments in hedge funds whose quotation is considered level 1 for fair value purposes. Also, as at 30 June 2021 Wallbox has acquired an investment with a bank which has been valued at fair value with changes through P&L. The rest of the financial assets (both short and long term) are measured at their amortized cost, which does not materially differ from fair value.

Financial liabilities

A.	Loans and borrowings

	30 June 2021		31 December 2020
(In Euros)	Non- current	Current	Non- current	Current

Loans and borrowings	10,191,337	16,068,231	9,744,462	12,627,970
Convertible bonds	51,820,391	34,415,600	26,145,982	—
Lease liabilities (see note 9)	13,202,328	1,164,030	3,433,236	684,105
Put option liability (see note 6)	3,726,647	2,696,560	6,338,520	—

Total	78,940,703	54,344,421	45,662,200	13,312,075

The financial liabilities are measured at their amortized cost, which do not differ from their fair value (it is considered the interest rates applicable for all of them still represents market spreads), except for the put option liability (note 6) and the convertible bond issued in April 2021 which are measured at fair value.

Loans and borrowings

Bank Loans

At 30 June 2021, the Group had credit lines of Euros 18,270 thousand (Euros 14,350 thousand at 31 December 2020), of which a total of Euros 16,215 thousand have been drawn down (Euros 8,542 thousand at 31 December 2020).

Interest expenses from banks loans amounted to Euros 289,259 at 30 June 2021 (Euros 216,119 at 30 June 2020) (See Note 21).

Details of the maturities, by year, of the principals and interest of the loans and borrowings (to be paid during the life of this loans and borrowings) at 30 June are as follows:

(In Euros)	30 June 2021	31 December 2020

1 July 2021 - 30 June 2022	16,425,222	12,829,118
1 July 2022 - 30 June 2023	2,402,026	2,004,894
1 July 2023 - 30 June 2024	2,959,182	4,853,426
1 July 2024 - 30 June 2025	2,113,706	1,561,206
1 July 2025 - 30 June 2026	2,131,726	1,405,304
More than five years	1,320,111	245,279

	27,351,973	22,899,227

(*) Including the perspectives of interest expenses to be paid in the future

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Details of the Loan and borrowings at 30 June 2021 and 31 December 2020 are as follows:

(in Euros)			30 June 2021
Company	Currency	Effective interest rate	Less than 1 year	1 to 3 years	Over 3 years	Total

Non-Current Liabilities
Loans and borrowings
Fixed rate loan	EUR	1.55% - 3.85%	—	2,291,827	1,833,867	4,125,694
Floating rate loan	EUR	Euribor +1.35%-7.70%	—	1,960,942	3,354,701	5,315,643
Covenant Loan	EUR	Euribor + 4%	—	600,000	150,000	750,000

			—	4,852,769	5,338,568	10,191,337

Current Liabilities
Loans and borrowings
Fixed rate loan	EUR	1.55% - 5.20%	5,469,414	—	—	5,469,414
Floating rate loan	EUR	Euribor + 1.90%-7.70%	10,298,817	—	—	10,298,817
Covenant Loan	EUR	Euribor + 4%	300,000	—	—	300,000

			16,068,231	—	—	16,068,231

(in Euros)			31 December 2020
Company	Currency	Effective interest rate	Less than 1 year	1 to 3 years	Over 3 years	Total

Non-Current Liabilities
Loans and borrowings
Fixed rate loan	EUR	1.55% - 3.85%	—	2,233,776	1,254,465	3,488,241
Floating rate loan	EUR	Euribor + 1.35% - 4.75%	—	3,812,736	1,543,485	5,356,221
Covenant Loan	EUR	Euribor + 4%	—	600,000	300,000	900,000

			—	6,646,512	3,097,950	9,744,462

Current Liabilities
Loans and borrowings
Fixed rate loan	EUR	1.55% - 5.20%	5,106,730	—	—	5,106,730
Fixed rate loan	NOK	4.00%	631	—	—	631
Fixed rate loan	USD	0.00%	95,719	—	—	95,719
Floating rate loan	EUR	Euribor + 2.35% -4.75%	7,124,890	—	—	7,124,890
Covenant Loan	EUR	Euribor + 4%	300,000	—	—	300,000

			12,627,970	—	—	12,627,970

Borrowings

At 30 June 2021, the Loans and Borrowings also include shareholders loans amounting to Euros 88,304 (Euros 48,400 as of 31 December 2020) (See Note 24) and a flexible loan from a Government entity (CDTI) for an amount of Euros 497,879 (Euros 373,409 at 31 December 2020).

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Convertible bonds

As mentioned in the consolidated financial statements as at and for the year ended 2020, notes convertible into shares amounted to Euros 25,880,000. In January 2021 convertible bonds with the same features and maturity date as beforementioned were issued for an amount of Euros 7,000,000. Furthermore, in April 2021, the Company successfully closed a new convertible note of Euros 27,550,000, with an interest rate of 5% and maximum maturity date 30 September 2022 (it confers the possibility of converting them prior to that date in case of any liquidity event).

As of 30 June 2021, the convertible notes accumulated interest of Euros 1,794,081 (Euros 265,982 at 31 December 2020) (See Note 24). This accrued interest is accumulated together with the nominal amount of the note and will be considered in the event of conversion or payment. Also for the third convertible loan issued in 2021, Wallbox has valuated this hybrid contract at fair value with an impact in the Profit or Loss account amounting to Euros 24,011,910 (see notes 3 and 21).

Trade and other financial payables

Details of trade and other financial payables at 30 June 2021 and 31 December 2020 are as follows:

(In Euros)	30 June 2021	31 December 2020

Suppliers	20,498,484	8,126,332
Payables with Joint Venture	1,717	—
Various payables	605,101	—
Personnel (salaries payable)	1,184,395	554,906
Customer advances	193,837	218,199

Total	22,483,534	8,899,437

As part of the suppliers an accrual is included of Euros 2,340,655 related to the transaction costs of the business combination with Kensington Capital Acquisition II of which Euros 1,853,000 has been deferred in line item ‘Other current assets/deferred charges’.

14.	Inventories

Details of inventories at 30 June 2021 and at 31 December 2020 are as follows:

(In Euros)	30 June 2021	31 December 2020

Raw materials	1,215,709	1,984,132
Work in progress	6,445,903	2,211,736
Finished Goods	5,842,950	3,048,753

Total	13,504,562	7,244,621

The Group has insurance policies in place related to all inventories, with specific insurances coverage for the main warehouse located in Spain. No impairment losses have been recognized in 2021 and 2020.

There were no commitments for the acquisition of inventories at 30 June 2021 and 31 December 2020.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

15.	Cash and Cash Equivalents

Detail of Cash and cash equivalents are as follows:

(In Euros)	30 June 2021	31 December 2020

Cash	2,781	1,718
Bank and other credit institutions	23,515,214	20,934,561
Bank and other credit institutions, foreign currency	2,690,004	1,321,998
Other cash equivalents	350,081	79,744

Total	26,558,080	22,338,021

The current accounts earn interest at the market rates applicable and this interest is not significant.

Bank and other credit institutions, foreign currency:

(In Euros)	30 June 2021	31 December 2020

GBP	949,266	775,086
NOK	895,990	407,091
SEK	230,495	89,157
USD	478,812	43,874
DKK	94,316	5,586
CNY	41,125	1,204

Total	2,690,004	1,321,998

16.	Capital and Reserves

Share capital

At 30 June 2021 share capital amounted to Euros 196,059 and was represented by 392,118 shares of Euro 0.50 par value each.

During the first six months of 2021 there have been no share-capital increases.

Details of the shareholders which hold more than 10% of total share-capital are as follows:

(Euros)	30 June 2021	31 December 2020
Kariega Ventures, S.L.U.	20.45%	20.45%
Anangu Grup, S.L.	11.78%	11.78%
Infisol 3000, S.L.	10.23%	10.23%

Nature and purpose of reserves

Consolidated accumulated deficit

At 30 June 2021, consolidated accumulated deficit amounts to Euros 58,523,910 (Euros 20,118,232 at 31 December 2020).

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Other equity components:

Share-based payments

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve amounts to Euros 4,064,121 at 30 June 2021 (Euros 3,340,412 at 31 December 2020). Refer to Note 20 for further details of these plans.

Measurement adjustments to financial assets through OCI

Investments in hedge funds referred to in Note 13 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income.

17.	Government Grants

Government grants include the grants assigned to the Group during the first six months of 2021 by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)” for an amount of Euros 1,973,728 to develop new technologies and promoting smart mobility solutions, which is deferred until recognition in the profit or loss statement. Thus, the impact in the profit or loss statement for the six month period ended 30 June 2021 amounts to Euros 325,372 (recognized in the “Other income”), as a result of the established conditions agreed with the aforementioned agency.

18.	Revenue from Contracts with Customers

Disaggregation of revenue from contracts with customers

Below revenue is shown following product lines and geographical segments:

(Euros)	30 June 2021	30 June 2020
Lines:
Sales of goods	26,342,367	5,819,206
Sales of services	975,549	140,109

Total	27,317,916	5,959,315

Geographical markets:
EMEA	25,723,119	5,950,122
NORAM	1,505,897	—
APAC	88,900	9,193

Total	27,317,916	5,959,315

There is no customer exceeding 10% of the total revenues for the six month period ended 30 June 2021.

19.	Expenses

A.	Changes in inventories and raw materials and consumables used

Details of Changes in inventories and raw materials and consumables used is as follows:

(Euros)	30 June 2021	30 June 2020
Consumption of finished goods, raw materials and other	9,617,746	2,158,198
Work carried out by other companies	4,896,847	274,211

Total	14,514,593	2,432,409

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Changes to inventory are recorded in consumption of finished goods, raw materials and other consumables.

B.	Operating expenses

Operating expenses are mainly as follows:

(Euros)	30 June 2021	30 June 2020
Marketing expenses	2,606,336	582,041
External temporary workers	1,879,525	—
Professional services	1,655,625	759,749
Office expense	827,694	189,338
Delivery	1,106,432	315,166
Custom duty tax	317,326	336
Utilities and similar expenses	528,182	102,436
Fees	482,022	2,234
Insurance premium	472,068	121,656
Short-term and low value leases (see note 9)	263,967	88,156
Bank Services	210,054	20,284
Travel expenses	191,892	167,006
Repair	84,664	2,841
Others impairments and losses	69,227	53,498
Expected credit loss for trade and other receivables (see note 13)	(68,903)	(12,775)
Other	1,051,297	695,044

Total	11,677,408	3,087,010

20.	Employee Benefits

Details of employee benefits for the first six months ended 30 June 2021 and 2020 are as follows:

(Euros)	30 June 2021	30 June 2020
Wages and salaries	8,200,022	2,176,159
Share-based payment plans expenses	962,858	932,445
Social Security	2,673,762	1,130,446

Total	11,836,642	4,239,050

The increase in personnel expenses compared to the first half of 2020 is mainly due to the growth of the Wall Box Group, which required the hiring of additional personnel.

Regarding share-based payment plans expenses, no significant variation took place given the fact the 89% expense increase in the Management Stock Option Plan (Euros 1,036,053 as of 30 June 2021 and Euros 549,330 as of June 30, 2020) was offset by the fact Employee Stock Option Plan ended as of 31 December 2020 (no expense in 2021 and Euros 383,115 as of 30 June 2020).

Management Stock Option Plan

As described in the Consolidated Financial Statements as of 31 December 2020, the shareholders agreed to implement a share-based payment plan to strengthen management’s link with Wall Box Chargers and to stimulate their motivation.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

In the course of the first six months of 2021, 7,008 options were granted (13,954 as of 30 June 2020), and Euros 1,036,053 were recognized as personnel expense (Euros 549,330 for June 2020).

Employees Stock Option Plan

As described in Consolidated Financial Statements as of 31 December 2020, the shareholders agreed to offer all employees of Wall Box Chargers (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan over shares (the “Options”) which gave all Beneficiaries the opportunity to acquire a certain number of ordinary shares (the “Shares”) of the Company. Participation in this Plan was voluntary and it was created as a cash saving measure, as it was offered in exchange for a reduction in the salaries of the Beneficiaries, which has resulted in strategic cash maintenance during the uncertain period caused by the COVID-19 pandemic, although in exchange, the exercise price of the options is Euro 0.5.

The Employee Stock Option Plan vesting period finished at the end of 2020 and all the options granted will be available to be executed when one of the liquidity events defined in this Plan takes place.

During January 2021 there was an agreement with some employees to liquidate their options held in exchange for cash (1,254 options were settled at fair value on the settlement date). Additionally, it was agreed with the same employees to pay an additional benefit for the sale of the options, amounting to Euros 73,223. As a consequence, the Group has recognized this effect as a reduction in equity, amounting to Euros 239,148, and has recognized personnel expense amounting to Euros 73,223, for a total cash-payment of Euros 312,998.

Summary of share-based payment arrangements

The Company records share based payments based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award is based on the estimated market price of the Parent’s stock on the date of grant.

Details of the personnel expense recognized for share-based payment transactions are as follows:

(Euros)	30 June 2021	30 June 2020

Management stock option plan	962,858	549,330
Employees stock option plan	—	383,115

Total	962,858	932,445

Both plans will be settled by options on the shares of Wall Box Chargers, S.L. which will entitle beneficiaries to receive Company shares.

There was a settlement of a part of the Stock Option Plan for Employees at the end of June 2021 for 239,148 euros corresponding to 1,254 options.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Movements during the year

The following table illustrates the movements in stock options during the year:

Number of options	30 June 2021	30 June 2020
Outstanding at 1 January	21.741	5.369
Granted during the first six months	7.008	13.954
Settled during the first six months	(1.254)	—

Outstanding at 30 June	27.495	19.323

The fair value of the options granted as part of the Management Stock Option plan on the six months ended at 30 June 2021 was determined at Euro 191, by reference to the capital increase transaction of March 2020 of Euro 208.

Weighted average fair value of the options at the measurement date is Euros 191 as of 30 June 2021 and 30 June 2020, for Management Stock Option Plan and for Employees Stock Option Plan.

The Employee Stock Option Plan vesting period has finished at the end of 2020 and all the options granted will be available to be exercised when certain liquidity events occur including a change in control event, initial public offering.

As at 30 June 2021, there are 7,078 options of the Employee Stock Option Plan (8,115 options as at 30 June 2020), and 20,417 options of the Management Stock Option Plan (11,208 options as at 30 June 2020) exercisable on a liquidity event, as defined in the paragraph above.

The weighted average exercise price for both share-based payment plans is 0.50 euros, calculated as follows:

	Options (units)	Exercise price (Euros)

Management Stock Option Plan	20,417	0.50
Employees Stock Option Plan	7,078	0.50

Average		0.50

21.	Net Finance Costs

Details of finance income and costs are as follows:

(Euros)	Note	30 June 2021	30 June 2020
Finance income
Other finance income		2,674	—

Total finance income		2,674	—

Finance costs
Interest on bank loans	13	289,259	216,119
Interest on leases	9	155,979	51,420
Interest on convertible bonds	13	1,528,099	—
Change in valuation of convertible bonds	13	24,011,910	—
Accretion of discount on put option liabilities	6	84,687	28,883

Total finance costs		26,069,934	296,422

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Details of other finance income (costs) are as follows:

(Euros)	30 June 2021	30 June 2020
Exchange differences	258,109	(6,913)

Total	258,109	(6,913)

22.	Earnings Per Share

Basic earnings per share are calculated by dividing the profit/(loss) for the year attributable to equity holders of the Parent by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares.

As the Group has losses in both periods, potential ordinary shares are not dilutive (losses per share would be less and antidilution would exist), Hence, these shares are not considered in the calculation of losses per diluted share.

Details of the calculation of basic and diluted earnings/loss per share are as follows:

(Euros)	30 June 2021	30 June 2020
Loss for the year attributable to holders of ordinary equity instruments of the Parent	(38,405,678)	(5,299,756)
Dilutive effects on earnings per share	—	—

Total loss attributable to ordinary equity holders of the Parent for basic and diluted earnings per share	(38,405,678)	(5,299,756)

Number of shares	30 June 2021	30 June 2020

Weighted average number of ordinary shares for basic and diluted earnings per share	392,118	353,070

(Euros)	30 June 2021	30 June 2020
Basic and diluted losses per share	(97.94)	(15.01)

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

23.	Tax credit and other receivables/Other payables

A.	Tax credit and other receivables/Other payables

(Euros)	30 June 2021	31 December 2020

VAT receivable	8,091,658	2,123,016
VAT on duty taxes	704,401	—
Grant receivables	1,923,063	—
Tax credit receivable	1,642,615	923,441

Total tax credit and other receivables	12,361,737	3,046,457

(Euros)	30 June 2021	31 December 2020

VAT payable	1,669,401	624,668
Social Security payable	334,177	375,204
Personal Income Tax payable	825,504	282,212

Total other payables	2,829,082	1,282,084

B.	Amounts recognized in profit or loss

(Euros)	30 June 2021	30 June 2020

Loss before Tax	(39,121,448)	(5,289,833)

Tax income (at 25%)	9,780,362	1,322,458
Unrecognized deferred tax assets on tax losses	(9,780,362)	(1,322,458)
Deductions and credits generated	(719,174)	—
Other adjustments	3,404	9,923

Income tax (income) / expense	(715,770)	9,923

At 30 June 2021 details of the tax losses to be offset are as follows:

(Euros)	30 June 2021	31 December 2020
2015	46,561	46,561
2016	438,883	438,883
2017	55,736	55,736
2018	1,579,014	1,579,014
2019	3,318,114	3,318,114
2020	12,311,938	12,311,938
2021	39,121,448	—

	56,871,694	17,750,246

Tax losses may be offset indefinitely in the future.

The existence of unused tax losses is strong evidence that future taxable profit may not be available to the Group. Having considered all evidence available, management determined that there was no sufficient positive evidence outweighing existing negative evidence to support that it is probable that future taxable profits will be available against which to offset the tax losses. Accordingly, no deferred tax asset is recognized in the financial statements.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

24.	Group Information

24.1	Related parties

Details of transactions and balances with related parties are as follows:

	30 June 2021
(Euros)	Shareholders	Joint Venture	Total
Expenses
Interest on convertible bonds (see note 13 and 21)	911,111	—	911,111
Valuation of convertible bonds (see note 13 and 21)	17,910,508	—	17,910,508
Payroll expenses	1,105,792	—	1,105,792
Statement of financial position
Loans granted to Joint Venture (see note 13)	—	977,301	977,301
Receivables from Joint Venture (see note 13)	—	475,565	475,565
Convertible bonds (see note 13)	(57,466,045)	—	(57,466,045)
Borrowings (see note 13)	(88,304)	—	(88,304)
Trade and other financial payables (see note 13)	(16,335)	—	(16,335)

	31 December 2020
(Euros)	Shareholders	Joint Venture	Total
Statement of financial position
Loans granted to Joint Venture (see note 13)	—	474,174	474,174
Receivables from Joint Venture (see note 13)	—	475,565	475,565
Convertible bonds (see note 13)	(18,094,427)	—	(18,094,427)
Borrowings (see note 13)	(108,481)	—	(108,481)
Trade and other financial payables (see note 13)	(29,040)	—	(29,040)

	30 June 2020
(Euros)	Shareholders	Joint Venture	Total
Expenses
Payroll expenses	796,849	—	796,849
Revenue	—	(85,062)	(85,062)

As of 30 June 2021, convertible loans amounted to Euros 81,047,961 (principal amount of Euros 60,430,000, capitalized interests and fair value of the bonds which will be valued at fair value) (Euros 26,145,982 as of 31 December 2020) (Note 13). Part of these convertible loans were signed with its current shareholders for a total principal amount of Euros 38,430,000 (Euros 17,880,000 as of 31 December 2020). The remaining convertible bonds were signed with 2 third party investors. Consequently, from interest expenses amounting Euros 1,528,099 (Euros 265,982 as of 30 June 2020) (Note 13 and 21) Euros 911,111 (Euros 214,427 as of 30 June 2020) are with shareholders and the rest with third party investors. The balance of the convertible loans with shareholders amounts to Euros 57,466,045 (including revaluation of the loan issued in April 2021) as of 30 June 2021 (Euros 18,094,427 as of 31 December 2020).

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

24.2	Directors and Senior Management

Details of the remuneration accrued by the members of the Company’s senior management are as follows:

(Euros)	30 June 2021	30 June 2020
Wages and Salaries	973,170	498,649
Share-based payment plan expenses	662,242	551,653

Total	1,635,412	1,050,302

Remuneration received for executive functions corresponds to those individuals who exercise senior management functions in the Company, including the directors, details of which are included in the amount shown in the table above.

At 30 June 2021 and 2020 the Company has no pension or life insurance obligations with members of senior management.

At 30 June 2021 and 2020 no advances or loans have been granted to members of senior management, nor has the Company extended any guarantees on their behalf.

In accordance with Article 229 of the Spanish Companies Act, the directors have declared that they do not have conflicts of interest with the Company.

25.	Financial Risk Management

Risk management policies are established by management, having been approved by the Company’s directors. Based on these policies, the Finance department has established a number of procedures and controls to identify, measure and manage risks deriving from the activity involving financial instruments. These policies, inter alia, prohibit the Group from speculating with derivatives.

Any activity involving financial instruments exposes the Group to credit risk, market risk and liquidity risk.

a)	Credit risk

Credit risk arises from possible losses deriving from failure to comply with contractual obligations on the part of the counterparties of the Group, i.e., the possibility of not recovering financial assets at the amount recognized and within the established term.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

The maximum credit risk exposure is as follows:

	30 June 2021		31 December 2020
(In Euros)	Non- current	Current	Non- current	Current
Customer sales and services	—	10,825,999	—	7,872,189
Other receivables	—	1,720,855	—	516,834
Loans to employees	—	57,803	—	119,538
Receivables from Joint Venture	—	475,565	—	475,565

Trade and other financial receivables	—	13,080,222	—	8,984,126
Loans granted to Joint Venture	977,301	—	474,174	—
Guarantee deposit	751,436	—	390,598	—

Non-current financial assets	1,728,737	—	864,772	—
Guarantee deposit	—	444,754	—	118,945
Financial investments	—	4,246,840	—	239,379

Other current financial assets	—	4,691,594	—	358,324
Cash and cash equivalents	—	26,558,080	—	22,338,021

Total	1,728,737	44,329,896	864,772	31,680,471

The Sales and Finance departments establish credit limits for each customer based on information received from an entity specializing in Group solvency analysis.

b)	Market risk

Market risk arises from possible losses deriving from fluctuations in the fair value or in future cash flows of financial instruments because of changes in market prices. Market risk includes interest rate, currency and other price risks.

Interest rate risk

Interest rate risk arises from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates.

(In Euros)	Currency	30 June 2021	31 December 2020
Fixed rate Loan	EUR	9,595,108	8,594,971
Fixed rate Loan	NOK	—	631
Fixed rate Loan	USD	—	95,719
Floating rate loan	EUR	16,664,460	13,681,111

		26,259,568	22,372,432

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

A 100 basis points change in interest rates would mean an increased (decreased) in profit or loss as of June 30, 2021 by Euros 71,116 (Euros 85,070 as of December 31, 2020). This calculation assumes that the change occurred on the date of the report applied to the risk exposures existing on that date. This analysis assumes that all other variables are held constant and considers the effect of interest rates.

	30 June 2021		31 December 2020
	Profit or loss		Profit or loss
(In Euros)	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Floating rate loan	71,116	(71,116)	(85,070)	85,070

Currency risk

Currency risk is the risk of possible losses due to changes in the fair value of and future cash flows from financial instruments as a result of exchange rate fluctuations.

Receivables and payables are the only items included within the Group’s assets and liabilities that are denominated in a currency other than the functional currency.

The following table shows the sensitivity of a reasonably possible strengthening (weakening) of the euro in each of the foreign currencies as of 30 June 2021 and June 2020 of monetary assets and liabilities. This analysis assumes that all other variables, particularly interest rates, remain constant and ignores any impact from anticipated sales and purchases. The Group’s exposure to foreign currency exchange for all other currencies is not significant.

	30 June 2021		31 December 2020
	Profit or loss		Profit or loss
(In Euros)	Strengthening	Weakening	Strengthening	Weakening
GBP (10% movement)	(173,871)	212,509	(71,379)	87,242
NOK (10% movement)	(63,816)	77,997	(113,071)	138,197
DKK (10% movement)	(15,621)	19,093	86	(105)
SEK (10% movement)	(44,911)	54,891	(13,968)	17,072
USD (10% movement)	(84,316)	103,053	13,753	(16,810)
RMB (10% movement)	(4,115)	5,030	(1,306)	1,597

c)	Liquidity risk

Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.

Details of working capital are as follows:

(In Euros)	30 June 2021	31 December 2020
Current assets	71,767,508	41,513,468
Current liabilities	81,495,184	23,676,980

	(9,727,676)	17,836,488

The working capital presented by the Group is sufficient to cover the various commitments arising from its activity, taking into account that 34 million euros corresponds to the current part of Convertible bonds which has been converted after 30 June 2021 (see subsequent events note 26).

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

Details of the maturities, by year, of the principals of the loans and borrowings at 30 June 2021 are as follows:

	30 June 2021
(In Euros)	Capital	Interest	Total
1 July 2021 - 30 June 2022	16,068,231	356,991	16,425,222
1 July 2022 - 30 June 2023	2,109,101	292,925	2,402,026
1 July 2023 - 30 June 2024	2,749,773	209,409	2,959,182
1 July 2024 - 30 June 2025	1,987,993	125,713	2,113,706
1 July 2025 - 30 June 2026	2,057,023	74,703	2,131,726
More than five years	1,287,447	32,664	1,320,111

	26,259,568	1,092,405	27,351,973

	31 December 2020
(In Euros)	Capital	Interest	Total
2021	12,627,970	201,148	12,829,118
2022	1,853,412	151,482	2,004,894
2023	4,756,490	96,936	4,853,426
2024	1,515,247	45,959	1,561,206
2025	1,374,034	31,270	1,405,304
More than five years	245,279	—	245,279

	22,372,432	526,795	22,899,227

d)	Capital management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholder value. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of its financial requirements to attend its business plans. To maintain or adjust the capital structure, the Group may issue new shares or issue/repay debt financial instruments. The Group monitors capital management to ensure that it meets its financial needs to achieve its business objectives while maintaining its solvency.

No changes were made in the objectives, policies or processes for managing capital with regard to the information disclosed in the 2020 consolidated financial statements.

26.	Events after the Reporting Period

On 13 August 2021, Wallbox exercised its option, pursuant to the stock purchase agreement entered into between the Parent Company and Lilland AS dated 19 February 2020, to acquire the remaining 33.334% interest that is owned by Lilland AS in Wallbox AS, which was formerly called Intelligent Solutions AS. Pursuant to this option, Wallbox paid €1 million on 19 August for 13.33% of such interest and will pay equal installments of €750,000 for each of the remaining 10% interests by the earlier of (a) 31 December 2021 and 30 June 2022, respectively and (b) 30 days from the closing of the Business Combination. On 31 August 2021, Wallbox exercised its option, pursuant to the stock purchase agreement entered into between the Company and RAYMOND AS dated 31 August 2020, to acquire the 5% interest that is owned by RAYMOND AS in Wallbox AS, which was formerly called Intelligent Solutions AS. Pursuant to this option, Wallbox paid €125,000 on 3 September for 1.67% of such interest and will pay equal instalments of €125,000 for each of the remaining 1.67% interests by the earlier of (a) 31 December 2021 and 30 June 2022, respectively and (b) 30 days from the closing of the Business Combination.

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

On 24 September 2021 the Group has signed a new lease agreement of land and buildings for the construction of the facility in Arlington—Texas (USA).

As previously announced, on June 9, 2021, Kensington Capital Acquisition Corp. II, a Delaware corporation, Wallbox B.V., a private company with limited liability incorporated under the Laws of the Netherlands, Orion Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Wallbox B.V. and Wall Box Chargers, S.L. entered into a business combination agreement pursuant to which, among other things, Kensington and the Company agreed to enter into a business combination. On October 1, 2021, the closing date, Wallbox N.V. consummated the previously announced business combination pursuant to the Business Combination Agreement. On the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

Wallbox B.V. (i) changed its legal form from a private company with limited to a public limited liability company and (ii) entered into the Deed of Conversion containing the Articles of Association of Wallbox N.V.

Prior to the Closing Date, each holder of Company Convertible bonds converted them into Company Ordinary Shares and on the Closing Date, each holder of Company Ordinary Shares contributed its Company Ordinary Shares of Wallbox S.L. to Wallbox N.V. Ordinary Shares and the Company became a wholly-owned subsidiary of Wallbox N.V.

27.	Detail of Wallbox Group subsidiaries

				% Equity interest
Company name	Registered office	Activity	Company holding investment	30 June 2021	31 December 2020		Consolidation method
Wallbox Energy, S.L.	Calle Anabel Segura 7, H1, 28108, Alcobendas, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	100%	100%	*	Fully consolidated
Wallbox UK Limited	378-380 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	100%	100%	*	Fully consolidated
Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	100%	100%	*	Fully consolidated
WBC Wallbox Chargers GmbH	Kurt-Blaum-Platz 8, 63450, Hanau, Germany	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	100%	100%	*	Fully consolidated
Wallbox Italy, S.r.l.	Piazza Tre Torri 2, 20145 CAP, Milano, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	100%	0%	*	Fully consolidated
Wallbox Netherlands B.V.	Kingsfordweg 151,1042 GR Amsterdam, The Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	100%	0%	*	Fully consolidated
Wallbox USA Inc.	800 W. El Camino Real Suite 180, Mountain View CA 94040, United States	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	100%	100%	*	Fully consolidated
Wallbox Shanghai Ldt.	Unit 05-129 Level 5, No. 482, 488, 492, 518 Xinjiang Road, Jingan District, Shanghai Municipality, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	100%	100%	*	Fully consolidated
Wallbox Norway AS (Intelligent Solution AS )	Ryfylkevegen 2008, 4120 TAU, Norway	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	61,67%	61,67%	*	Fully consolidated

WALL BOX CHARGES, S.L.

Notes to the interim condensed consolidated financial statements

				% Equity interest
Company name	Registered office	Activity	Company holding investment	30 June 2021	31 December 2020		Consolidation method
Wallbox Denmark ApS	Østergade 20, Helsinge 3200, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	61,67%	61,67%	-	Fully consolidated
Wallbox Sweden AB (Intelligent Solution Sweden AB )	Rosenlundsgatan 54, 118 63 Stockholm, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	61,67%	61,67%	-	Fully consolidated
Wallbox Oy	PL 747, 00101 Helsinki, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100,00%	0%	-	Fully consolidated
Electromaps, S.L.	Calle Marie Curie, 8 14-B 007, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.	51%	51%	*	Fully consolidated

(*)	direct ownership
(-)	indirect ownership

As commented in Note 6, all business combinations have been accounted for as if the Group had obtained a 100% interest in the acquired entities on the basis that all shares subject to non-controlling interests puts have been acquired. However, in the table above % of legal ownership has been disclosed.